QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.

(Name of Subject Company (issuer))
CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior Participating Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$107,000

*
Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 40,816,327 shares of Common Stock at the maximum tender offer price of $24.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by CA, Inc.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the o offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,000	Filing Party: CA, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 16, 2006
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 16, 2006 (the "Schedule TO"), which relates to the offer by CA, Inc., a Delaware corporation (the "Company"), to purchase for cash up to 40,816,327 shares of its Common Stock, par value $.10 per share (the "Common Stock"), including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under our Rights Agreement, dated June 18, 1991, as amended May 17, 1995, May 23, 2001 and November 9, 2001, at a price not less than $22.50 nor greater than $24.50 per share (such per share purchase price, the "Purchase Price"), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 16, 2006 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1)(D), and the related Letter of Transmittal (the "Letter of Transmittal"), attached hereto as Exhibit (a)(1)(E), which, together with any amendments or supplements to either, collectively constitute the "Offer." This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to all of the items in this Amendment, as more particularly described below.

Item 1.    Summary term sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject company information.

        (a)   The name of the issuer is CA, Inc. and the address and telephone number of its principal executive offices are One CA Plaza, Islandia, New York 11749-7000, (631) 342-6000.

        (b)   As of August 11, 2006, there were 567,282,396 shares of Common Stock outstanding.

        (c)   The information set forth in the Offer to Purchase under "Price Range of the Shares" is incorporated herein by reference.

Item 3.    Identity and background of filing person.

        The Company is also the filing person. The Company's address and telephone number is set forth in Item 2(a) above. The information set forth in the Offer to Purchase under "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 4.    Terms of the transaction.

        (a)   The information set forth in the Offer to Purchase under "Summary Term Sheet," "Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot," "Procedures for Tendering Shares," "Withdrawal Rights," "Purchase of Shares and Payment of Purchase Price," "Conditional Tender of Shares," "Conditions of the Offer," "Source and Amount of Funds," "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," "Regulatory Approvals," "U.S. Federal Income Tax Consequences," "Extension of Offer; Termination; Amendment" and "Fees and Expenses" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past contracts, transactions, negotiations and agreements.

        The information set forth in the Offer to Purchase under "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the transaction and plans or proposals.

        The information set forth in the Offer to Purchase under "Purpose of the Offer; Certain Effects of the Offer; Other Plans" and "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and amount of funds and other consideration.

        The information set forth in the Offer to Purchase under "Source and Amount of Funds" and "Conditions of the Offer" is incorporated herein by reference.

Item 8.    Interest in securities of the subject company.

        The information set forth in the Offer to Purchase under "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 9.    Persons/assets retained, employed, compensated or used.

        The information set forth in the Offer to Purchase under "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial statements.

        The information set forth in the Offer to Purchase under "Certain Information Concerning the Company" is incorporated herein by reference.

Item 11.    Additional information.

        The information set forth in the Offer to Purchase under "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares," "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," "Regulatory Approvals" and "Fees and Expenses" is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(D)*	Offer to Purchase, dated August 16, 2006.
(a)(1)(E)*	Letter of Transmittal.
(a)(1)(F)*	Notice of Guaranteed Delivery.
(a)(1)(G)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006.
(a)(1)(H)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006.

(a)(1)(I)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(J)*	Letter to Participants in the CA, Inc. Savings Harvest Plan
(a)(1)(K)*	CA, Inc. Tender Offer Frequently Asked Questions for Employees
(a)(1)(L)*	Internal News Release relating to the Offer
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)
Credit Agreement dated as of December 2, 2004, among the Company, the Banks which are parties thereto and Citicorp North America, Inc., Bank of America, N.A, and JP Morgan Chase Bank, N.A., as agents with respect to a $1 billion Revolving Loan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 2, 2004 and incorporated herein by reference)
(d)(1)
Rights Agreement dated as of June 18, 1991, between the Company and Manufacturers Hanover Trust Company (previously filed as Exhibit 4 to the Company's Current Report on Form 8-K dated June 18, 1991, and incorporated herein by reference)
(d)(2)
Amendment No. 1 dated May 17, 1995, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit C to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, and incorporated herein by reference)
(d)(3)
Amendment No. 2 dated May 23, 2001, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and incorporated herein by reference)
(d)(4)
Amendment No. 3 dated November 9, 2001, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit 99.1 to the Company's Form 8-K dated November 9, 2001, and incorporated herein by reference)
(d)(5)	1998 Incentive Award Plan (previously filed on Exhibit B to the Company's Proxy Statement dated July 6, 1998, and incorporated herein by reference)
(d)(6)	CA, Inc. Year 2000 Employee Stock Purchase Plan (previously filed on Exhibit A to the Company's Proxy Statement dated July 12, 1999, and incorporated herein by reference)
(d)(7)
CA, Inc. 2002 Incentive Plan, effective April 1, 2002 (Amended and Restated Effective as of March 31, 2004), as amended May 20, 2005 (previously filed as Exhibit B to the Company's Proxy Statement dated July 26, 2002, and incorporated herein by reference)
(d)(8)	CA, Inc. 2003 Compensation Plan for Non-Employee Directors (previously filed as Exhibit A to the Company's Proxy Statement dated July 17, 2003, and incorporated herein by reference)

(d)(9)
Employment Agreement, dated November 22, 2004, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference)
(d)(10)	Restricted Stock Unit Agreement for John A. Swainson (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference)
(d)(11)
CA, Inc. Change in Control Severance Policy (previously filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)
(d)(12)	Form of Restricted Stock Unit Certificate (previously filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference)
(d)(13)	Form of Non-Qualified Stock Option Certificate (previously filed as Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference)
(d)(14)
Agreement, dated April 11, 2005, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference)
(d)(15)
Agreement, dated April 11, 2005, between the Company and Michael J. Christenson (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference)
(d)(16)
Amended and Restated Employment Agreement, dated as of June 27, 2006, between the Company and Michael J. Christenson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 26, 2006, and incorporated herein by reference)
(d)(17)	Form of RSU Award Certificate (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(18)	Form of RSU Award Certificate (Employment Agreement) (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(19)	Form of Restricted Stock Award Certificate (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(20)
Form of Restricted Stock Award Certificate (Employment Agreement) (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(21)	Form of Non-Qualified Stock Option Award Certificate (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(22)
Form of Non-Qualified Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)

(d)(23)	Form of Incentive Stock Option Award Certificate (previously filed as Exhibit 10.7 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(24)
Form of Incentive Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.8 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(25)
CA, Inc. Deferred Compensation Plan for John A. Swainson, dated April 29, 2005 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference)
(d)(26)
Trust Agreement between Computer Associates International, Inc. and Fidelity Management Trust Company, dated as of April 29, 2005 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference)
(d)(27)
Amended and Restated CA, Inc. Executive Deferred Compensation Plan, effective April 1, 2006 (previously filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)
(d)(28)	Form of Deferral Election (previously filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)
(d)(29)
Amendment, dated August 24, 2005, to Employment Agreement between Computer Associates International, Inc. and John A. Swainson (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 24, 2005, and incorporated herein by reference)
(d)(30)
Modified compensation arrangements for the non-employee directors of the Company, effective August 24, 2005 (previously filed as Item 1.01 of the Company's Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference)
(d)(31)
Amendment to the CA, Inc. 2003 Compensation Plan for Non-Employee Directors, dated August 24, 2005 (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference)
(d)(32)
Employment Agreement, dated as of August 1, 2006, between the Company and Nancy Cooper (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated as of July 27, 2006, and incorporated herein by reference)
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

CA, INC.
By:	/s/ KENNETH V. HANDAL
Name:	Kenneth V. Handal
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: August 17, 2006

QuickLinks

INTRODUCTION
SIGNATURE